

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 21, 2006

Mr. Chris Roth
Chief Executive Officer and President
Prospero Minerals Corp.
575 Madison Avenue, 10th Floor
New York, New York 10022-2511

Re: Prospero Minerals Corp.
Item 4.02 Form 8-K/A
Filed July 14, 2006
File No. 0-50429

Dear Mr. Roth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Filed July 14, 2006

1.   Your filing indicates that no financial statements for the acquisition of Lobaye Gold SARL
        (Lobaye) are required because Lobaye was not conducting a business on the date the assets were
        acquired. We note you have provided the financial statements of Lobaye Gold SARL as of
        December 31, 2005 in your Form 8-K/A filed April 6, 2005, in which you state you have acquired
        100% ownership of Lobaye. The transaction to purchase 100% ownership of Lobaye appears to
        be a recapitalization transaction whereby the shareholders of RCA received 80 million shares,
        which represented an 89.6% controlling interest of your issued and outstanding shares, in
        exchange for Lobaye Gold SARL. As such, Lobaye Gold SARL appears to be your predecessor;
        therefore, we believe the financial statements of Lobaye Gold SARL should be provided. If you
        continue to disagree, please support your conclusion.

2.   Please tell us how, and when, you will file the restated financial statements for Lobaye Gold
        SARL.

3.   When you file the resated financial statements for Lobaye Gold SARL, include the audit opinion
        on such statements, as required by Regulation S-B Item 310(3). We further note these financial
        statements should be prepared under accounting principles generally accepted in the United States.

        As appropriate, please amend your filing and respond to these comments within five business
days or tell us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that
keys your responses to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision.
Since the company and its management are in possession of all facts relating to a company's disclosure,
they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the
company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 If you have any questions, please call Gary Newberry at (202) 551-3761.

 Sincerely,

 April Sifford
 Branch Chief